111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 17, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments, provided by telephone on September 8, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 12, 2020 and July 17, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – September, FT Cboe Vest U.S. Equity Deep Buffer ETF – September, FT Cboe Vest U.S. Equity Buffer ETF – October and FT Cboe Vest U.S. Equity Deep Buffer ETF – October (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here. Please note that all comments and responses apply to each of the Funds.

Comment 1 – Principal Risks

With respect to “Cash Transactions Risk,” please remove the phrase “under certain circumstances” and add “all or” immediately prior to “a portion of” in the first sentence.

Response to Comment 1

The prospectus has been revised in accordance with this comment.

Comment 2 – Statement of Additional Information

The last paragraph of page 2 states: “[t]he Trust reserves the right to permit creations and redemptions of Fund shares to be made in whole or in part on a cash basis under certain circumstances.” Please revise the disclosure to make clear that the Fund may permit creation and redemptions in-kind or for cash.

Response to Comment 2

In response to the Commission’s comment, the disclosure has been revised to state: “[t]he Trust may permit creations and redemptions of Fund shares to be made in-kind for securities in which the Fund invests and/or cash.”

Comment 3 – Statement of Additional Information

The second paragraph of page 28 states: “[s]hares generally will be redeemed in Creation Unit Aggregations in exchange for a particular portfolio of securities (“Fund Securities”), although the Fund has the right to make redemption payments in cash, in-kind or a combination of each.” Please revise the disclosure to make clear that the Fund may permit creation and redemptions in-kind or for cash.

Response to Comment 3

In response to the Commission’s comment, the disclosure has been revised to state: “[s]hares may be redeemed in Creation Unit Aggregations in exchange for a particular portfolio of securities (“Fund Securities”) and/or for cash.”

Comment 4 – Prospectus

Please confirm that the sticker referenced in Step 2 on the last page of the cover will also be mailed to shareholders.

Response to Comment 4

The Funds confirm that the sticker referenced in Step 2 on the last page of the cover will also be mailed to shareholders and the prospectus has been revised accordingly.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess